UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             Tremont Advisers, Inc.
                                (Name of Issuer)

                              Class B Common Stock
                         (Title of Class of Securities)

                                    894729201
                                 (CUSIP Number)

                    John L. Keeley, Jr., Keeley Investment Corp.
         401 South LaSalle Street, Suite 1201, Chicago, Illinois  60605
                                 (312) 786-5000
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                Voluntary Filing
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

   CUSIP No.  894729201


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              John L. Keeley, Jr.; Social Security No:  ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States


                     7  SOLE VOTING POWER
      NUMBER OF
                             242,500
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

                             -0-
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             242,500
      REPORTING

                    10  SHARED DISPOSITIVE POWER
        PERSON

                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              242,500


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              8.65%


    14   TYPE OF REPORTING PERSON*

              IN

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Barbara G. Keeley; Social Security No:  ###-##-####


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             20,000
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             20,000
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              20,000

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.71%


    14   TYPE OF REPORTING PERSON*

              IN

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              JGJ Partnership.; Tax I.D. No:  36-3966526

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              00   (Funds of JGJ Partnership)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             19,714
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             19,714
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              19,714


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0.70%


    14   TYPE OF REPORTING PERSON*

              PN

     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Kamco Limited Partnership No. 1; Tax I.D. No:  36-3528572

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY



     4   SOURCE OF FUNDS*

              00 (Funds of Kamco Limited Partnership No. 1)

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

              N/A

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              Illinois

                     7  SOLE VOTING POWER
      NUMBER OF
                             65,712
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             -0-
       OWNED BY
                     9  SOLE DISPOSITIVE POWER
         EACH
                             65,712
      REPORTING
                    10  SHARED DISPOSITIVE POWER
        PERSON
                             -0-
         WITH
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              65,712

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.35%


    14   TYPE OF REPORTING PERSON*

              PN

        This Amendment No. 2 to Schedule 13D with regard to Tremont Advisers, Inc. (the "Issuer") is being filed on behalf of the undersigned to amend Items 2, 5 and 7 of the Schedule 13D which was originally filed on March 15, 1994 (the "Schedule 13D"). Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13D.

   ITEM 2.   Identity and Background.

        (a)  (i)  Keeley Investment Corp. is no longer a reporting entity.

             (ii) JGJ Partnership ("JGJ")

        (b)  401 South LaSalle Street
             Suite 1201
             Chicago, Illinois  60605

        (c) JGJ is an investment partnership. JGJ is organized under the laws of Illinois.

        (d) During the past five years, JGJ has not been convicted in a criminal proceeding.

        (e) During the past five years, JGJ has not been a party to a civil proceeding as a result of which any such person is subject to a judgment, decree or final order enjoining any such person from or mandating activities subject to federal or state securities laws, or finding any such person in violation of such laws.


   ITEM 5.   Interest in Securities of the Issuer.

        Item 5 of the Schedule is hereby amended to report the following information:

        (a)  The aggregate number and percentage of Securities to which this
             Schedule 13D relates is 347,926 shares, representing 12.42% of the 2,802,104 shares outstanding in the Issuer's most recently filed Form 10-Q for the period ended May 8, 1998. The Securities are beneficially owned as follows:


                                          Shares of    % of Class
                                           Class B     of Class B
    Name                                Common Stock  Common Stock

    John L. Keeley, Jr. . . . . . . .        242,500       8.65%
    Barbara G. Keeley . . . . . . . .         20,000       0.71%
    JGJ Partnership . . . . . . . . .         19,714       0.70%
    Kamco Limited Partnership No. 1 .         65,712       2.35%
                                             -------      -----
              Total . . . . . . . . .        347,926      12.42%
                                             =======      =====

        Mr. Keeley is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons. The 242,500 shares reported as beneficially owned by Mr. Keeley include 35,000 shares held by the Keeley Investment Corp. Profit Sharing Plan & Trust, for which Mr. Keeley is Trustee, 35,000 are shares held by the Keeley Investment Corp. Pension Plan & Trust for which Mr. Keeley is Trustee.

        (b) (i) Number of such shares held by Mr. Keeley for which there is sole power to vote or direct the vote: 242,500; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 242,500; shared power to dispose or direct the disposition: 0.

             (ii) Number of such shares held by Mrs. Keeley for which there is sole power to vote or direct the vote: 20,000; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 20,000; shared power to dispose or direct the disposition: 0.

           (iii) Number of such shares held by JGJ for which there is sole power to vote or direct the vote: 19,714; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 19,714; shared power to dispose or direct the disposition: 0.

             (iv) Number of such shares held by KLP for which there is sole power to vote or direct the vote: 65,712; shared power to vote or direct the vote: 0; sole power to dispose or direct the disposition: 65,712 shared power to dispose or direct the disposition: 0.

        (c)  Inapplicable.

        (d)  Inapplicable.

        (e)  Inapplicable.


   ITEM 7.   Material to Be Filed as Exhibits.

   Exhibit 1 - Agreement to Make a Joint Filing.

   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 12th day of June, 1998.



                            /s/ John L. Keeley, Jr.
                            John L. Keeley, Jr.


                            /s/ Barbara G. Keeley
                            Barbara G. Keeley


                            JGJ PARTNERSHIP



                            By:  /s/ John L. Keeley, Jr.
                               John L. Keeley, Jr., President


                            KAMCO LIMITED PARTNERSHIP NO. 1



                            By:  /s/ John L. Keeley, Jr.
                               John L. Keeley, Jr., General Partner